PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(2)
(TO PROSPECTUS DATED APRIL 16, 1996)                   REGISTRATION NO. 333-1710


                               1,048,059 SHARES


                                    [LOGO]

                                 COMMON STOCK


                                  ----------


     All of the shares of common stock, $0.01 par value per share (the "Common Stock"), of Manufactured Home Communities, Inc. (together with its consolidated subsidiaries, the "Company") offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "MHC." On April 23, 1998, the last reported sale price of the Common Stock on the NYSE was $25.4375 per share.

     The Underwriter (as defined herein) has agreed to purchase the shares of Common Stock from the Company at a price of $24.1020 per share, resulting in aggregate proceeds to the Company of $25,230,318 after deducting payment of expenses by the Company estimated to be $30,000, subject to the terms and conditions set forth in the Underwriting Agreement (as defined herein). The Underwriter intends to deposit the shares of Common Stock, valued at the last reported sales price, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio (A Unit Investment Trust) (the "Trust") in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the shares of Common Stock as of the evaluation time for units of the Trust on April 23, 1998 was $25.4375 per share. If all of the shares of Common Stock so deposited with the Trust are valued at their reported last sale price on the NYSE on April 23, 1998, the aggregate underwriting commissions would be $1,399,683. See "Underwriting." The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                                  ----------

SEE "RISK FACTORS" ON PAGES 4 TO 8 IN THE ACCOMPANYING PROSPECTUS AND "RECENT DEVELOPMENTS" ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                  ----------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES
         AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
     OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if accepted by the Underwriter and subject to certain conditions. It is expected that delivery of the Common Stock will be made in New York City on or about April 29, 1998.

                                  ----------

                             MERRILL LYNCH & CO.

                                  ----------


          The date of this Prospectus Supplement is April 23, 1998.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         FORWARD LOOKING INFORMATION

     This Prospectus Supplement and the accompanying Prospectus, including information incorporated by reference herein and therein, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21B of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with these safe harbor provisions. Forward-looking statements are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, those stated under the caption "Risk Factors" set forth in the accompanying Prospectus, which should be considered in evaluating forward-looking statements. Undue reliance should not be placed on such statements.


                                  THE COMPANY

     The Company is a fully integrated company which owns and operates manufactured home communities. Manufactured home communities are residential developments designed and improved for the placement of detached, single-family manufactured homes which are produced off-site and installed within the community. The owner of each home leases the site on which it is located. Modern manufactured home communities are similar to typical residential subdivisions containing centralized entrances, paved streets, curbs and gutters and parkways. In addition, these communities often provide a clubhouse for social activities and recreation and other amenities, which may include swimming pools, shuffleboard courts, tennis courts, laundry facilities and cable television service. Utilities are provided or arranged for by the owner of the community. Some communities provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities.

     The Company was formed to continue the property operations, business objectives and acquisition strategies of an entity that had owned and operated manufactured home communities since 1969. As of March 31, 1998, the Company owned or controlled a portfolio of 125 manufactured home communities (the "Properties") located throughout the United States containing 47,037 residential sites. The Properties are located in 25 states (with the number of Properties in each state shown parenthetically) -- Florida (34), California
(21), Arizona (18), Colorado (10), Delaware (7), Nevada (4), Oregon (3), Kansas
(3), Missouri (3), Indiana (3), Illinois (2), Iowa (2), Utah (2), New York (2), Maryland (1), Minnesota (1), Montana (1), New Mexico (1), Oklahoma (1), Pennsylvania (1), Texas (1), Virginia (1), West Virginia (1), Michigan (1) and Washington (1). In addition, as of March 31, 1998, the Company managed 7 communities containing 2810 residential sites. As of March 31, 1998, the Company also owned two office buildings located in California.

     The Company has approximately 900 full-time employees dedicated to carrying out the Company's operating philosophy and strategies of value enhancement and service to residents. The Company typically utilizes a one or two-person management team (who reside at the Properties) for the on-site management of each of the Properties. Typically, clerical and maintenance workers are employed


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to assist these individuals in the management and care of the Properties.
Direct supervision of on-site management is the responsibility of the Company's five regional vice presidents. These individuals have significant experience in addressing the needs of residents and in finding or creating innovative approaches to maximize value and increase cash flow from property operations. Complementing this field management staff are approximately 55 corporate employees who assist on-site management in all property functions.

     The Company, formed in March 1993, is a Maryland corporation which has elected to be taxed as a real estate investment trust ("REIT"). The Company generally will not be subject to Federal income tax to the extent it distributes its REIT taxable income to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT, its income will be taxable at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property and Federal income and excise taxes on its undistributed income.

     The operations of the Company are conducted through certain entities which are owned or controlled by the Company. MHC Operating Limited Partnership (the "Operating Partnership") is the entity through which the Company conducts substantially all of its operations. Sub-partnerships of the Operating Partnership were created to: (i) facilitate mortgage financing (the "Financing Partnerships"); (ii) facilitate the Company's ability to provide financing to the owners of manufactured home communities (the "Lending Partnership"); and
(iii) own the management operations of the Company (the "Management Partnerships"). The Company also has a wholly-owned corporation which was created to own the assets and operations of certain utility companies which service the Properties ("MHC Systems").

     In addition, since certain activities, if performed by the Company, may not be qualifying REIT activities under the Internal Revenue Code of 1986, as amended (the "Code"), the Company has invested in the non-voting preferred stock of various corporations which engage in such activities. Realty Systems, Inc. ("RSI") is engaged in the business of purchasing, selling, leasing and financing manufactured homes that are located or will be located in properties managed by the Company. RSI also provides brokerage services to residents at such properties. Typically residents move from a community but do not relocate their homes. RSI may provide brokerage services, in competition with other local brokers, by seeking buyers for the homes. RSI also leases homes to prospective residents with the expectation that the tenant eventually will purchase the home. LP Management Corp. leases from the Operating Partnership certain real property within or adjacent to certain of the Properties consisting of golf courses, pro shops, restaurants and recreational vehicle areas. LP Management Corp. pays a management fee to an independent contractor who manages and operates these businesses. The Company believes that the activities of RSI and LP Management Corp. (collectively, "Affiliates") benefit the Company by maintaining and enhancing occupancy at the Properties. The Company accounts for its investment in and advances to Affiliates using the equity method of accounting.

     The Company's executive offices are located at Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606, and its telephone number is (312) 474-1122. The Company has regional management offices in Englewood (Denver), Colorado, Clearwater (Tampa), Florida, Finksburg (Baltimore), Maryland, Phoenix, Arizona and Roseville (Sacramento), California.


                              RECENT DEVELOPMENTS

     Although REITs are prohibited from holding more than 10% of the voting securities of any corporation, a REIT is not currently prohibited from holding more than 10% of the value of the stock of a corporation, subject to the general REIT asset requirements. See "Certain Federal Income Tax
Considerations" in this Prospectus Supplement. As a part of the Federal budget for 1999, President



                                     S-3
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Clinton has made several proposals affecting REITs.  One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the vote or value of all classes of stock of a corporation, other than stock of a qualified REIT subsidiary or another REIT. Although stock currently owned in existing subsidiaries, such as RSI, would be grandfathered under such proposal, such subsidiaries would be prohibited from acquiring substantial new assets or engaging in a new trade or business. If enacted in its present form, the proposal may limit the future activities and growth of the Company. At this time, it is not possible to predict whether any proposals, as currently proposed or as modified by Congress, will be enacted. See "Taxation of the Company - Clinton Administration's Proposed Changes to REIT Asset Test."


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (after deducting estimated underwriting discount and expenses) will be approximately $25,230,318. The Company intends to use the net proceeds as working capital for general corporate purposes.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of all material Federal income tax consequences to the Company and holders of Common Stock of the treatment of the Company as a REIT. This Prospectus Supplement addresses the taxation of the Company and the impact on the Company of its election to be taxed as a REIT. The following discussion assumes that the Company continues to qualify as a REIT during all relevant periods. Since these provisions are highly technical and complex, and because the following discussion is not exhaustive of all possible tax considerations, each prospective purchaser of Common Stock is urged to consult his or its own tax advisor with respect to the Federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the Common Stock. This discussion does not purport to deal with the Federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). As discussed below, the Taxpayer Relief Act of 1997 (the "1997 Act") contains certain changes to the REIT qualification requirements and to the taxation of REITs that may be material to a holder of Common Stock but which are effective only for the Company's taxable years commencing on or after January 1, 1998. Capitalized terms used but not defined herein have the meanings ascribed to them in the accompanying Prospectus.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE STOCKHOLDER IS ENCOURAGED TO CONSULT WITH HIS OR ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations generally are not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from the use of corporate investment vehicles.



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

     If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its stockholders would be reduced.

     The Company elected REIT status commencing with its taxable year ended December 31, 1993. In the opinion of Steptoe & Johnson LLP, which has acted as special tax counsel to the Company, the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1993, 1994, 1995, 1996 and 1997, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of the Company, the Operating Partnership, the Management Partnerships, the Financing Partnerships, the Lending Partnership, RSI, LP Management Corp. and De Anza Group, Inc. (collectively, the "Management Corporations") and the various qualified REIT subsidiaries wholly-owned by the Company (each a "QRS Corporation") (collectively, the Management Partnerships, the Financing Partnerships, the Lending Partnership, RSI, the Management Corporations and the QRS Corporations may be referred to herein as the "Subsidiary Entities") and is conditioned upon the accuracy of certain representations made by the Company and the Operating Partnership to Steptoe & Johnson LLP as to certain relevant factual matters, including matters related to (i) the organization, past operation, expected future operation, and assets of the Company, the Operating Partnership and the Subsidiary Entities, and (ii) that certain services rendered are those usually or customarily rendered in connection with the rental of space for occupancy only at particular manufactured home communities. The Company's qualification and taxation as a REIT depend upon (i) the Company having met for each of its taxable years, through actual annual operating and other results, the various requirements under the Code and described in this Prospectus Supplement and the accompanying Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its share ownership, and (ii) the Company's ability to meet such requirements on a continuing basis. Steptoe & Johnson LLP will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership and the Subsidiary Entities, the sources of their income, the nature of their assets, the level of the Company's distributions to stockholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

TAXATION OF THE COMPANY

     General. In any year in which the Company qualifies as a REIT, in general it will not be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to stockholders. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which it fails the 75% or the 95% test, multiplied by a fraction intended to reflect its profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate "alternative minimum tax," as well as tax in certain situations and on certain


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transactions not presently contemplated.  The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, the Company must meet, among others, the following requirements:

     Stock Ownership Test. -- The capital stock of the Company must be held by a minimum of 100 persons for at least, approximately, 335 of the days in each taxable year subsequent to 1993. In addition, at all times during the second half of each taxable year subsequent to 1993, no more than 50% in value of the capital stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals. The Company believes that it has satisfied both of these tests, and it believes it will continue to do so. In order to ensure compliance with this test, the Company has placed certain restrictions on the transfer of its capital stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding capital stock. In fulfilling its obligations to maintain records, the Company must demand written statements each year from the record holders of designated percentages of its capital stock disclosing the actual owners of such capital stock. A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of capital stock and certain other information. The Company's Charter provides restrictions regarding the transfer of its capital stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements. See "Description of Shares of Stock--Restrictions on Transfer" in the accompanying Prospectus. Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of capital stock requesting information regarding the actual ownership of capital stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the requirement.

     Asset Tests. -- At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by "real estate assets" (including any combination of interests in real property, interests in mortgages on real property, and stock in other REITs), cash, cash items and certain government securities. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one issuer (other than an interest in a partnership) or (ii) 10% of the outstanding voting securities of any one issuer (other than an interest in a partnership or stock of a qualified REIT subsidiary or another REIT). Where the Company invests in a partnership, it will be deemed to own a proportionate share of the partnership's assets in accordance with its capital interest. The Company's investment in the Properties through its interest in the Operating Partnership will constitute qualified assets for purposes of the 75% asset test.

     The Operating Partnership has not owned and will not own any of the voting stock, but owns 100% of the non-voting stock, of the Management Corporations and RSI. By virtue of its partnership interest in the Operating Partnership, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the stock of the Management Corporations and RSI as described above.

     The Operating Partnership has not owned and will not own more than 10% of the voting securities of the Management Corporations and RSI. In addition, based upon its analysis of the estimated



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value of the stock of the Management Corporations and RSI owned by the
Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the stock of the Management Corporations and RSI held by the Operating Partnership together has not and will not exceed 5% of the total value of the Company's assets. No independent appraisals have been obtained, however, to support this conclusion. This 5% limitation must be satisfied not only on the date that the Company first acquired stock of the Management Corporations and RSI, but also at the end of each quarter in which the Company increases its interest in the Management Corporations and RSI (including as a result of increasing its interest in the Operating Partnership as a result of the Offering, and as the holders of units of limited partnership interest in the Operating Partnership ("OP Units") exercise their exchange rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Corporations or RSI.

     The Company's indirect interests as a general partner in the Financing Partnerships and the Lending Partnership are held through the QRS Corporations, each of which is organized and operated as a "qualified REIT subsidiary" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of the QRS Corporations will be treated as assets, liabilities and items of the Company. The QRS Corporations therefore will not be subject to Federal corporate income taxation, although they may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each QRS Corporation will not violate the general restriction against ownership of more than 10% of the voting securities of any issuer. The Company may in the future form one or more additional qualified REIT subsidiaries. For the Company's 1997 taxable year, all of the stock of such subsidiaries must be owned by the Company from the commencement of each such subsidiary's existence. For taxable years of the Company beginning on and after January 1, 1998, the Company must own all of the stock of each such subsidiary, although it will not be required to own such stock of such subsidiary from the commencement of such subsidiary's existence.

     Clinton Administration's Proposed Changes to REIT Asset Test. -- The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as the Management Corporations and RSI. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law (see "-- Taxation of the Company -- Asset Tests"), except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. As a result, if the proposal were to be enacted, the Management Corporations and RSI would become subject to the new 10%-vote-and-value limitation if they commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of the Management Corporations and RSI. Accordingly, the proposal, if enacted, would materially impede the ability of the Company to engage in other activities without jeopardizing its REIT status.

     Gross Income Tests. -- There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its proportionate share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "--Tax Aspects of the Company's Investments in Partnerships--General" below.

     1. The 75% Test. -- At least 75% of the Company's gross income for each taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property;
(iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on stock in other REITs, as well as gain from the sale of such stock; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of real property acquired at or in lieu of a foreclosure of the mortgage collateralized by such real property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its stock (including Common Stock issued pursuant to the Offering) during the one-year period following the receipt of such new capital.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% gross income test (or the 95% gross income test described below) if the Company, or a direct or indirect owner of 10% or more of the stock of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). For the Company's taxable year which begins on January 1, 1998 and for all taxable years thereafter, only partners who own 25% or more of the capital or profits interest in a partnership are included in the determination of whether a tenant is a "Related Party Tenant." In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not fail to qualify as rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the real property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered for the convenience of the occupant". Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that the Company provides non-customary services so long as the amount received for such services is de minimis. If the value of the non-customary service income received with respect to a property (valued at no less than 150% of the Company's direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income with respect to the property, except the non-customary service income, will qualify as "rents from real property."

     The Company, through the Management Partnerships and RSI (none of which are independent contractors), undertakes certain activities and provides certain services with respect to the Properties and will do the same for any newly acquired manufactured home community properties. The Company believes that such activities and services (i) primarily benefit the Company by maintaining and enhancing occupancy and/or (ii) are activities and services usually or customarily rendered in connection with the rental of space in manufactured home communities in the geographic market in which the particular communities are located and are not services rendered primarily for the convenience of the occupant. Accordingly, the Company believes that the activities of the Management Partnerships and RSI have not caused and will not cause the rents received with respect to the Properties to fail to qualify as rents from


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real property for purposes of the 75% gross income test or for purposes of the
95% gross income test as described below.

     2. The 95% Test. -- In addition to the requirement that the Company derive at least 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends (including the Company's share of dividends paid by the Management Corporations or RSI) and interest on any obligations not collateralized by an interest in real property (including interest received on a note receivable from RSI (the "RSI Note")if the RSI Note is not collateralized by RSI's inventory and interests in notes secured by real property) are included for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Similarly, for tax years beginning prior to January 1, 1998, any payments made to the Company under an interest rate swap or cap agreement entered into by the Company to hedge certain of its variable rate indebtedness is included as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. For the Company's tax years commencing on or after January 1, 1998, such payments made to the Company will so qualify even though the Company's indebtedness does not bear interest at a variable rate, and payments pursuant to certain similar financial instruments entered into to reduce interest rate risks will be treated in a similar manner.

     For purposes of determining whether the Company complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain dealer property held by the Company for at least four years and excluding foreclosure property and, as a result of the 1997 Act, effective for the Company's taxable year beginning January 1, 1998, dispositions of property that occur due to involuntary conversion. See "--Taxation of the Company--General" and "--Tax Aspects of the Company's Investments in Partnerships-Sale of the Properties."

     The Company's investment in the Properties, through the Operating Partnership and the Financing Partnerships, in major part gives rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the Properties or of the Company's interest in the Operating Partnership or the Financing Partnerships generally qualify under the 75% and 95% gross income tests. The Company believes that income on its other investments, including its indirect investment in the Management Corporations and in RSI, has not resulted in the Company failing the 75% or 95% gross income test for any year, and the Company anticipates that this will continue to be the case. The Company has received a ruling from the Internal Revenue Service (the "Service") that interest income received by the Operating Partnership with respect to the RSI Note qualifies for purposes of the 75% gross income test provided that the obligation is collateralized by RSI's inventory and interests in notes secured by real property on the condition that the RSI Note constitutes the indebtedness of RSI.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax based upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year, less associated expenses. See "--Taxation of the Company--General."

     3. The 30% Test. -- The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The 1997 Act repeals the 30% gross income test for taxable years beginning after its enactment. Therefore, the 30% gross income test will not apply for the Company's taxable year beginning January 1, 1998 and thereafter. However if the 30% income test is not met for the taxable years of the Company beginning before January 1, 1998, the Company would cease to qualify as a REIT. See "--Failure to Qualify." The Company has not had and does not anticipate that it will have any substantial difficulty in complying with this test. For the purpose of applying the 30% gross income test, the holding period of properties and other assets generally will commence on the date the same are acquired.

     Annual Distribution Requirements. -- The Company, in order to qualify as a REIT, generally is required to make distributions (other than capital gain distributions) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income (including, as a result of the 1997 Act, cancellation of indebtedness and original issue discount income). Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. See "Taxation of Taxable Domestic Stockholders--General." To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has made and intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of non-cash deductions such as depreciation. In order to satisfy the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

     Failure to Qualify. -- If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to so qualify will not be required and, if made, will not be deductible by the Company. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

     General.The Company holds direct or indirect interests in the Operating Partnership, the Management Partnerships, the Financing Partnerships and the Lending Partnership and certain other partnerships (each individually a "Partnership", and collectively the "Partnerships").

     Tax Allocations with Respect to the Properties. -- Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties contributed at the time of the Company's initial public offering) must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership and certain of the Financing Partnerships were formed by way of contributions of appreciated property. Consequently, the partnership agreements for such Partnerships require such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes, and increased taxable income and gain on sale by the Partnerships of the contributed assets, than would have been allocated to them if the assets had a tax basis equal to their fair market value at the time of contribution. The allocations will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) of the Code as applied by the Company do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Taxation of the Company--Annual Distribution Requirements." In addition, to the extent that the carryover basis of the contributed assets will cause the Company to have greater current and accumulated earnings and profits, the amount, if any, of distributions to stockholders that may be treated as a tax-free return of capital will be reduced. See "--Taxation of Taxable Domestic Stockholders--General."

     With respect to any Property purchased or to be purchased by any of the Partnerships subsequent to the formation of the Company, such Property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

     Sale of the Properties. -- The Company's share of any gain realized by a Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, and will have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. See "--Taxation of the Company--General" and "--Gross Income Tests--The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Partnerships have held and intend to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other manufactured home communities. In addition, the Partnerships may make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     General. -- As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock.

     On November 10, 1997, the Service issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital gains dividend as (i) a 20% rate gain distribution (which would be taxable to taxable domestic stockholders who are individuals, estates or trusts at a maximum rate of 20%), (ii) an unrecaptured Section 1250 gain distribution (which would be taxable to taxable domestic stockholders who are individuals, estates or trusts at a maximum rate of 25%), or (iii) a 28% rate gain distribution (which would be taxable to taxable domestic stockholders who are individuals, estates or trusts at a maximum rate of 28%). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. Distributions that are properly designated by the Company as capital gain dividends will be taxable to taxable corporate domestic stockholders as long-term capital gain (to the extent that capital gains dividends do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which such corporate domestic stockholder has held its Common Stock. Corporate domestic stockholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Common Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Common Stock for the year and the denominator of which will be the Total Dividends.

     To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, upon any sale or other disposition of Common Stock, a stockholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and
(ii) the holder's adjusted basis in such Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the Common Stock has been held as a capital asset. In the case of a stockholder that is a corporation, such capital gain or loss will be long-term capital gain or loss if such Common Stock has been held for more than one year. Generally, in the case of a taxable domestic stockholder who is an individual or an estate or trust, such capital gain or loss will be taxed (i) at a maximum rate of 20% if such Common Stock has been held for more than 18 months; (ii) at a maximum rate of 28% if such Common Stock has been held for more than one year but not more than 18 months; and (iii) for dispositions occurring after December 31, 2000, at a maximum rate of 18% if the Common Stock has been held for more than five years. The 1997 Act allows the Service to issue regulations relating to the manner in which the 1997 Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as the Company, and to sales of interests in "pass-through entities." To date, the Service has not issued such regulations (but see discussion of Notice 97-64 above), but if issued, such regulations could affect the taxation of gain and loss realized on the disposition of Common Stock. Stockholders are urged to consult with their own tax advisors with respect to the new rules contained in the 1997 Act.

     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gains. For stockholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the 20%, 25% and 28% long-term capital gain rate groups to the extent that distributions received by such stockholder were previously included in such rate groups.

     Pursuant to the 1997 Act, the Company may elect to require holders of Common Stock to include the Company's undistributed net capital gains in their income for the Company's taxable year beginning January 1, 1998 and thereafter. If the Company makes such an election, holders of Common Stock will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Stock will increase its basis in the Common Stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.

     In addition, distributions from the Company and gain from the disposition of Common Stock will not be treated as "passive activity" income and therefore stockholders will not be able to apply losses from "passive activities" to offset such income.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Most tax-exempt employees' pension trusts are not subject to Federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock held by such stockholder are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company, though, has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated United States Federal income tax consequences of the ownership and disposition of Common Stock applicable to Non-United States Holders of such stock. A "Non-United States Holder" is any person other than (i) a citizen or resident of the United States, (ii) a domestic partnership or corporation, (iii) any estate (other than a foreign estate the income of which, from sources without the United States which are not effectively connected with the conduct of a trade or business within the United States, is not includable in gross income under subtitle A of the Code), or (iv) any trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of United States Federal income taxation. Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were promulgated on October 6, 1997. In general, the New Withholding Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The New Withholding Regulations are generally effective for payments made on or after January 1, 1999, subject to certain transition rules. The Service announced on March 27, 1998 that it intends to amend the New Withholding Regulations to provide that such regulations will generally be applicable beginning January 1, 2000 and to provide certain new transition rules for satisfying the withholding certificate or statement requirements of the New Withholding Regulations. Accordingly, prospective Non-United States Holders are urged to consult their tax advisors concerning the adoption of the New Withholding Regulations.

     Distributions From the Company. --

     1.Ordinary Dividends. The portion of dividends received by Non-United States Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company or of the Operating Partnership and which are not effectively connected with a United States trade or business of the Non-United States Holder will be subject to United States withholding tax on a gross basis at the rate of 30% (unless reduced by treaty). Any amounts withheld should be creditable against the Non-United States Holder's United States Federal income tax liability. In general, Non-United States Holders will not be considered engaged in a United States trade or business solely as a result of their ownership of Common Stock. In cases where the dividend income from a Non-United States Holder's investment in Common Stock is (or is treated as) effectively connected with the Non-United States Holder's conduct of a United States trade or business, the Non-United States Holder generally will be subject to United States tax at graduated rates, in the same manner as United States stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-United States Holder that is a foreign corporation).

     2.Non-Dividend Distributions. Distributions by the Company which are not dividends out of the earnings and profits of the Company, and which do not exceed the adjusted basis of the Non-United States Holder's Common Stock, will not be subject to United States income tax but rather will reduce the adjusted basis of such Common Stock. Nevertheless, the Company anticipates that tax at the rate applicable to dividends will be withheld for all distributions to Non United States Holders. However, the Non-United States Holder may seek a refund of such amounts from the Service if it is determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

To the extent such a distribution exceeds the adjusted basis of a Non-United States Holder's Common Stock, it will give rise to tax liability if the Non-United States Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below.

     3.Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-United States Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties ("USRPI Capital Gains"), will be considered effectively connected with a United States trade or business of the Non-United States Holder and subject to United States Federal income tax at the rate applicable to United States individuals or corporations (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% (unless reduced by treaty) of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Any amounts withheld should be creditable against the Non-United States Holder's United States Federal income tax liability. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax (unless reduced by treaty) in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Although the law is not entirely clear, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-United States Holders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the Non-United States Holders would be able to offset as a credit against their United States Federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the Service a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States Federal income tax liability).

     Dispositions of Common Stock. Unless the Common Stock constitutes a USRPI, a sale of Common Stock by a Non-United States Holder generally will not be subject to United States taxation under FIRPTA. The Common Stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-United States Holders. The Company believes that it has been and anticipates that it will continue to be a domestically controlled REIT, and therefore that the sale of Common Stock by a Non-United States Holder will not be subject to taxation under FIRPTA. Because the Common Stock will be publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, a Non-United States Holder's sale of Common Stock generally still will not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the Common Stock is "regularly traded" (as defined by applicable United States Treasury Department regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and
(ii) the selling Non-United States Holder held 5% or less of the outstanding Common Stock at all times during a specified testing period.

     If gain on the sale of Common Stock were subject to taxation under FIRPTA, the Non-United States Holder would be subject to the same treatment as a United States stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Common Stock could be required to withhold 10% of the purchase price and remit such amount to the Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-United States Holder in two cases: (i) if the Non-United States Holder's investment in Common Stock is effectively connected with a United States trade or business conducted by such Non-United States Holder, the Non-United States Holder will be subject to the same treatment as a United States stockholder with respect to such gain, or (ii) if the Non-United States Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

OTHER TAX CONSIDERATIONS

     The Management Corporations and RSI. A portion of the cash to be used by the Operating Partnership to fund distributions to its partners, including the Company, comes from the Management Corporations and RSI through payments of interest on the RSI Note and dividends on the non-voting stock of these entities which is held by the Operating Partnership. The Management Corporations and RSI pay Federal and state income tax at the full applicable corporate rates. To the extent that the Management Corporations and RSI are required to pay Federal, state or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

     State and Local Taxes. The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, all of the shares of Common Stock offered hereby (the "Shares"). In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares if any of the Shares are purchased.

     The Underwriter intends to deposit the Shares with the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, for which the Underwriter acts as sponsor and depositor, in exchange for units of the Trust. The Underwriter is an affiliate of the Trust.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the

Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of its businesses, the Underwriter provides investment banking, advisory and other financial services to the Company and the Operating Partnership for which they receive customary fees.

     The Common Stock is listed on the NYSE under the symbol "MHC." The Company has applied for listing of the shares of Common Stock offered hereby on the NYSE.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Katten Muchin & Zavis, Chicago, Illinois and for the Underwriter by Brown & Wood LLP, New York, New York. In addition, certain legal matters described under "Certain Federal Income Tax Considerations", in this Prospectus Supplement and the accompanying Prospectus, will be passed upon for the Company by Steptoe & Johnson LLP, Washington, District of Columbia and certain matters regarding Maryland law will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

================================================================================

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder and thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               ----------------

                              TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUPPLEMENT

FORWARD LOOKING INFORMATION................................................. S-2
THE COMPANY................................................................. S-2
RECENT DEVELOPMENTS......................................................... S-3
USE OF PROCEEDS............................................................. S-4
CERTAIN FEDERAL INCOME TAX
 CONSIDERATIONS............................................................. S-4
LEGAL MATTERS.............................................................. S-17

PROSPECTUS

Available Information......................................................... 2
Incorporation of Certain Information by
 Reference.................................................................... 2
The Company................................................................... 3
Risk Factors.................................................................. 4
Use of Proceeds............................................................... 9
Description of Shares of Stock................................................ 9
Description of Depository Stock.............................................. 16
Description of Warrants...................................................... 19
Description of Rights........................................................ 20
Ratio of Earnings to Combined Fixed Charges.................................. 20
Federal Income Tax Considerations............................................ 21
Plan of Distribution......................................................... 28
Experts...................................................................... 30
Legal Matters................................................................ 30





                                    [LOGO]

                                  1,048,059
                                  SHARES OF
                                 COMMON STOCK




                            ---------------------

                            PROSPECTUS SUPPLEMENT

                            ---------------------








                             MERRILL LYNCH & CO.







                                April 23, 1998



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